SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Net Element, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share par value
(Title of Class of Securities)

64111R 102
(CUSIP Number)

Anvar Mametov
Cayman Invest S.A.
3A Little Denmark Complex
147 Main Street P.O. Box 4473
Road Town, Tortola, British Virgin Islands VG 1110
+7 916 664 1310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Cayman Invest S.A.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	5,569,158*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	5,569,158*
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	5,569,158
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	11.7%
14	Type of Reporting Person	OO

* Number of shares reflects 11.7% of 47,460,032, which is the number of the outstanding shares of Common Stock as of March 30, 2015.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Anvar Mametov
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	0*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	0*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	0%*
14	Type of Reporting Person	IN

* On March 25, 2015, Mr. Mametov sold all of his shares of capital stock in, and resigned as Director of, Cayman Invest S.A., and therefore, he is no longer deemed to be the beneficial owner of shares of Common Stock of Net Element, Inc. held by Cayman Invest S.A.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Cayman Invest S.A. (“Cayman Invest”) and Anvar Mametov (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on April 21, 2014, as amended and supplemented by Amendment No. 1 filed on October 14, 2014 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

This Amendment No. 2 is being filed by the Reporting Persons to report that Mr. Mametov previously resigned as Director of Cayman Invest and sold all of his shares of capital stock in Cayman Invest on March 25, 2015, and therefore, he is no longer deemed to be the beneficial owner of any shares of the Common Stock of the Company held by Cayman Invest. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Items 2 (a) and (c) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         This statement is being filed by Cayman Invest S.A., a British Virgin Islands limited company (“Cayman”) and Anvar Mametov. Mr. Mametov was Cayman’s sole shareholder and sole director, but resigned as Director and sold all of his shares of capital stock in Cayman on March 25, 2015. The agreement (the “Joint Filing Agreement”) between Cayman and Anvar Mametov to file this statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Act, is attached hereto as Exhibit 99.1.

(c)         Cayman is a privately held company and investment vehicle. On December 23, 2014, Mr. Mametov resigned as Director of, and on March 25, 2015 ceased to own any shares of, Cayman. The present principal occupation of Mr. Mametov is investing his personal funds.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

All of the securities beneficially owned by Cayman were acquired with funds generated and held by Cayman.

The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by the addition of the following:

On December 23, 2014, Mr. Mametov submitted his resignation as Director of Cayman and on March 25, 2015 sold all of his shares of capital stock in Cayman.

Item 5. Interest in Securities of Issuer

Items 5 (a) through (b) of Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)         As of the date hereof, Cayman is the beneficial owner of 5,569,158 shares of Common Stock, representing approximately 11.7% of the outstanding shares of Common Stock (based on 47,460,032 shares outstanding as of March 30, 2015) and has sole voting power and sole dispositive power with respect to such shares. Mr. Mametov does not beneficially own any of the above-described shares of Common Stock beneficially owned by Cayman and does not have shared voting power or shared dispositive power with respect to such shares.

Item 5(e) of Schedule 13D is hereby amended and restated in its entirety as follows:

(e)         Mr. Mametov ceased to be the beneficial owner of more than five percent of the Company’s Common Stock on March 25, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 1, 2015	/s/ Anvar Mametov
Anvar Mametov

Date: April 1, 2015	CAYMAN INVEST S.A.

By:	/s/ Anashkhan Gabbazova
Anashkhan Gabbazova, Director